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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                         OF THE SECURITIES ACT OF 1934
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             --------------------

                             OLD STONE CORPORATION
                             --------------------
                           (NAME OF SUBJECT COMPANY)

                           MANTICORE PROPERTIES, LLC
                             GOTHAM PARTNERS, L.P.
                           GOTHAM PARTNERS, II, L.P.
                             --------------------
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         CUMULATIVE VOTING CONVERTIBLE
              PREFERRED STOCK, SERIES B, PAR VALUE $1.00 PER SHARE
                             --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   680293107
                                   680293305
                             --------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WILLIAM A. ACKMAN, MANAGER
                           MANTICORE PROPERTIES, LLC
                        110 EAST 42ND STREET, 18TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                                WITH COPIES TO:
                               MORRIS ORENS, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 758-9500

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)




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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1


                             OLD STONE CORPORATION

     This Amendment No. 1 to Schedule 14D-1 amends and supplements the Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 14, 1997 (the "Statement") which relates to the offer by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership and Gotham Partners II, L.P., a New York limited partnership (together, the "Funds"), to purchase any and all shares of Common Stock, par value $1.00 per share (the "Common Shares") and any and all shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Except as set forth herein, there has been no changes to the information previously reported in the Statement.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 of the Supplement annexed hereto as Exhibit (a)(12) is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 10 and 16 of the Supplement is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (f) The information set forth in the Supplement to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.



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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                           Exhibit
-------                          -------
(a) (1)   Offer to Purchase, dated November 14, 1997.*
(a) (2)   Letter of Transmittal with respect to Common Shares.*
(a) (3)   Letter of Transmittal with respect to Preferred Shares.*
(a) (4)   Notice of Guaranteed Delivery for Common Shares.*
(a) (5)   Notice of Guaranteed Delivery for Preferred Shares.*
(a) (6)   Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.*
(a) (7)   Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
(a) (8)   Letter from Beacon Hill Partners, Inc. to  Old Stone
          Corporation Stock Ownership Plan Trustee.*
(a) (9)   Letter from Old Stone Corporation Stock Ownership Plan
          Trustee to Plan participants.*
(a) (10)  IRS Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.*
(a) (11)  Summary Advertisement, dated November 14, 1997.*
(a) (12)  Supplement, dated December 8, 1997, to the Offer to
          Purchase.
(a) (13)  Press Release of Manticore Properties, LLC, dated
          December 8, 1997.
(b) (1)   Agreement, dated November 14, 1997, among Manticore
          Properties, LLC, Gotham Partners, L.P., and Gotham
          Partners II, L.P.
(c)       None.
(d)       None.
(e)       Not applicable.
(f)       None.
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*   Previously filed with initial Schedule 14D-1 filed on November 14, 1997.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997             MANTICORE PROPERTIES, LLC

                                     By: /s/ William A. Ackman
                                         ---------------------------------
                                         Name:  William A. Ackman
                                         Title: Manager

                                     GOTHAM PARTNERS, L.P.

                                     By:  Section H Partners, L.P.,
                                          its general partner

                                     By:  Karenina Corporation
                                          a general partner of Section H
                                          Partners, L.P.

                                     By:  /s/ William A. Ackman
                                         ---------------------------------
                                         Name:  William A. Ackman
                                         Title: President

                                     GOTHAM PARTNERS II, L.P.

                                     By:  Section H Partners, L.P.,
                                          its general partner

                                     By:  Karenina Corporation
                                          a general partner of Section H
                                          Partners, L.P.

                                     By: /s/ William A. Ackman
                                         ---------------------------------
                                         Name:  William A. Ackman
                                         Title: President




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                               INDEX OF EXHIBITS


                                                                   Sequentially
Exhibit                                                              Numbered
Number                    Exhibit                                     Pages
------                    -------                                     -----
(a) (1)  Offer to Purchase, dated November 14, 1997.*
(a) (2)  Letter of Transmittal with respect to Common Shares.*
(a) (3)  Letter of Transmittal with respect to Preferred Shares.*
(a) (4)  Notice of Guaranteed Delivery for Common Shares.*
(a) (5)  Notice of Guaranteed Delivery for Preferred Shares.*
(a) (6) Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.*
(a) (7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
(a) (8)  Letter from Beacon Hill Partners, Inc. to Old Stone
         Corporation Stock Ownership Plan Trustee.*
(a) (9)  Letter from Old Stone Corporation Stock Ownership Plan
         Trustee to Plan participants.*
(a) (10) IRS Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.*
(a) (11) Summary Advertisement, dated November 14, 1997.*
(a) (12) Supplement, dated December 8, 1997, to the Offer to
         Purchase.
(a) (13) Press Release of Manticore Properties, LLC, dated
         December 8, 1997.
(b) (1)  Agreement, dated November 14, 1997, among Manticore
         Properties, LLC, Gotham Partners, L.P., and Gotham
         Partners II, L.P.
(c)      None.
(d)      None.
(e)      Not applicable.
(f)      None.

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* Previously filed with initial Schedule 14D-1 filed on November 14, 1997.